Exhibit 99.3

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(thousands of Canadian dollars)	March 31, 2009	December 31, 2008
Assets
Current assets
Accounts receivable and other	$160,897	$173,341
Fair value of risk management contracts [Note 12]	25,699	36,087
Prepaid expenses and deposits	11,934	11,843
Inventories [Note 3]	77,204	55,788
	275,734	277,059

Property, plant and equipment [Note 4]	4,500,771	4,468,505
Intangible assets [Note 5]	107,236	106,002
Goodwill	901,528	893,841
	$5,785,269	$5,745,407

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$229,605	$210,097
Cash distribution payable	8,075	47,160
Current portion of convertible debentures [Note 8]	2,520	2,513
Fair value deficiency of risk management contracts [Note 12]	38	235
	240,238	260,005

Bank loan [Note 7]	1,233,843	1,226,228
7 7/8% Senior notes	309,325	298,210
Convertible debentures [Note 8]	828,237	825,246
Asset retirement obligation [Note 6]	280,312	277,318
Employee future benefits [Note 11]	9,895	10,551
Deferred credit	441	522
Future income tax	206,008	203,998

Unitholders’ equity
Unitholders’ capital [Note 9]	3,927,914	3,897,653
Equity component of convertible debentures	84,100	84,100
Contributed surplus	6,433	6,433
Accumulated income	515,748	458,884
Accumulated distributions	(1,994,976)	(1,891,674)
Accumulated other comprehensive income	137,751	87,933
	2,676,970	2,643,329
	$5,785,269	$5,745,407

Commitments, contingencies and guarantees [Note 14]
Subsequent events [Note 15]
See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended	Three months ended
(thousands of Canadian dollars, except per Trust Unit amounts)	March 31, 2009	March 31, 2008
Revenue
Petroleum, natural gas, and refined product sales	$755,624	$1,439,752
Royalty expense	(24,529)	(62,400)
	731,095	1,377,352

Expenses
Purchased products for processing and resale	381,837	959,992
Operating	120,110	141,345
Transportation and marketing	5,911	11,622
General and administrative [Note 10]	7,749	12,477
Realized net (gains) losses on risk management contracts [Note 12]	(25,542)	36,294
Unrealized net losses on risk management contracts [Note 12]	10,191	60,858
Interest and other financing charges on short term debt, net	60	201
Interest and other financing charges on long term debt	32,592	35,103
Depletion, depreciation, amortization and accretion	139,196	130,925
Currency exchange loss	98	10,665
Large corporations tax and other tax	19	50
Future income tax expense (recovery)	2,010	(21,834)
	674,231	1,377,698
Net income (loss) for the period	56,864	(346)

Other comprehensive income
Cumulative translation adjustment	49,818	50,513
Comprehensive income for the period	$106,682	$50,167

Net income per trust unit, basic [Note 9]	$0.36	$-
Net income per trust unit, diluted [Note 9]	$0.36	$-

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY (UNAUDITED)

		Equity				Accumulated
		Component of				Other
	Unitholders’	Convertible	Contributed	Accumulated	Accumulated	Comprehensive
(thousands of Canadian dollars)	Capital	Debentures	Surplus	Income	Distributions	Income (Loss)
At December 31, 2007	$3,736,080	$39,537	$-	$246,865	$(1,340,349)	$(196,759)
Convertible debenture conversions
9% Debentures Due 2009	7	-	-	-	-	-
8% Debentures Due 2009	31	-	-	-	-	-
10.5% Debentures Due 2008	13	(3)	-	-	-	-
Redemption of convertible debentures
10.5% Debentures Due 2008	24,249	(6,433)	6,433	-	-	-
Exercise of unit appreciation rights and
other	805	-	-	-	-	-
Issue costs	(14)	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	50,513
Net loss	-	-	-	(346)	-	-
Distributions and distribution
reinvestment plan	35,890	-	-	-	(135,166)	-
At March 31, 2008	$3,797,061	$33,101	$6,433	$246,519	$(1,475,515)	$(146,246)

At December 31, 2008	$3,897,653	$84,100	$6,433	$458,884	$(1,891,674)	$87,933
Exercise of unit appreciation rights and
other	223	-	-	-	-	-
Currency translation adjustment	-	-	-	-	-	49,818
Net income	-	-	-	56,864	-	-
Distributions and distribution
reinvestment plan	30,038	-	-	-	(103,302)	-
At March 31, 2009	$3,927,914	$84,100	$6,433	$515,748	$(1,994,976)	$137,751

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended	Three months ended
(thousands of Canadian dollars)	March 31, 2009	March 31, 2008
Cash provided by (used in)
Operating Activities
Net income (loss) for the period	$56,864	$(346)
Items not requiring cash
Depletion, depreciation, amortization and accretion	139,196	130,925
Unrealized currency exchange (gain) loss	(420)	9,866
Non-cash interest expense and amortization of finance charges	4,182	2,511
Unrealized loss on risk management contracts [Note 12]	10,191	60,858
Future income tax expense (recovery)	2,010	(21,834)
Unit based compensation (recovery) expense	(1,447)	3,234
Employee benefit obligation	(656)	169
Other non-cash items	(25)	3
Settlement of asset retirement obligations [Note 6]	(3,466)	(2,253)
Change in non-cash working capital	15,316	(55,014)
	221,745	128,119

Financing Activities
Bank borrowings [Note 7]	7,016	50,386
Financing costs	(94)	(14)
Cash distributions	(73,264)	(98,423)
Change in non-cash working capital	(33,075)	67
	(99,417)	(47,984)

Investing Activities
Additions to property, plant and equipment	(115,614)	(85,598)
Property (acquisitions) dispositions, net	(675)	(185)
Change in non-cash working capital	(6,156)	5,646
	(122,445)	(80,137)

Change in cash and cash equivalents	(117)	(2)

Effect of exchange rate changes on cash	117	2

Cash and cash equivalents, beginning of period	-	-

Cash and cash equivalents, end of period	$-	$-

Interest paid	$13,979	$24,041
Large corporation tax and other tax paid	$19	$50

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Period ended March 31, 2009
(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1.	Significant Accounting Policies

These interim consolidated financial statements of Harvest Energy Trust (the “Trust” or “Harvest”) have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. These interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of Harvest for the year ended December 31, 2008 which should be read in conjunction with that report.

These consolidated financial statements include the accounts of the Trust, its wholly owned subsidiaries and its proportionate interest in a partnership with a third party.

2.	Change in Accounting Policy

Effective January 1, 2009, Harvest adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standard “Goodwill and Intangible Assets”, section 3064 which replaced section 3062 “Goodwill and Other Intangible Assets” and section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of this standard had no impact on the consolidated financial statements.

3.	Inventories

	March 31, 2009	December 31, 2008
Petroleum products
Upstream – pipeline fill	$267	$603
Downstream	60,818	50,311
	61,085	50,914
Parts and supplies	16,119	4,874
Total inventories	$77,204	$55,788

4.	Property, Plant and Equipment

	March 31, 2009			December 31, 2008
	Upstream	Downstream	Total	Upstream	Downstream	Total
Cost	$4,820,212	$1,553,268	$6,373,480	$4,710,725	$1,493,039	$6,203,764
Accumulated depletion
and depreciation	(1,683,406)	(189,303)	(1,872,709)	(1,572,449)	(162,810)	(1,735,259)
Net book value	$3,136,806	$1,363,965	$4,500,771	$3,138,276	$1,330,229	$4,468,505

General and administrative costs of $2.5 million (2008 – $3.2 million) have been capitalized during the three months ended March 31, 2009, which includes a recovery of $0.3 million (2008 – costs of $0.7 million) related to the Trust Unit Rights Incentive Plan and the Unit Award Incentive Plan.

5.	Intangible Assets

	March 31, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	Amortization	value
Engineering drawings	$112,255	$(13,798)	$98,457	$108,402	$(11,969)	$96,433
Marketing contracts	7,807	(2,816)	4,991	7,539	(2,480)	5,059
Customer lists	4,727	(1,162)	3,565	4,564	(1,008)	3,556
Fair value of office lease	931	(708)	223	931	(652)	279
Financing costs	7,300	(7,300)	-	7,300	(6,625)	675
Total	$133,020	$(25,784)	$107,236	$128,736	$(22,734)	$106,002

6.	Asset Retirement Obligation

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $1,211 million which will be incurred between 2009 and 2058. The majority of the costs will be incurred between 2015 and 2040. A credit-adjusted risk-free discount rate of 8% - 10% and inflation rate of approximately 2% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	March 31, 2009	December 31, 2008
Balance, beginning of period	$277,318	$213,529
Incurred on acquisition of a private corporation	-	1,900
Liabilities incurred	405	4,371
Revision of estimates	-	49,395
Net liabilities acquired (settled) through acquisition (disposition)	-	910
Liabilities settled	(3,466)	(11,418)
Accretion expense	6,055	18,631
Balance, end of period	$280,312	$277,318

7.	Bank Loan

At March 31, 2009, Harvest had $1,233.8 million drawn of the $1.6 billion available under the Credit Facility ($1,226.2 million drawn at December 31, 2008) which matures on April 30, 2010.

The Credit Facility is secured by a $2.5 billion first floating charge over all of the assets of Harvest's operating subsidiaries plus a first mortgage security interest on the refinery assets of North Atlantic. The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than those included in the first floating charge, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to Unitholders in certain circumstances including an event of default. The Credit Facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of secured debt (excluding the 7 7/8% Senior Notes and Convertible Debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA"). In addition to the availability under this facility being limited by the Borrowing Base Covenant of the 7 7/8% Senior Notes described (as described in Note 11 in the consolidated financial statements for the year ended December 31, 2008), availability is subject to the following quarterly financial covenants:

	Covenant	As at March 31, 2009
Secured debt to EBITDA	3.0 to 1.0 or less	1.5
Total senior debt to EBITDA	3.5 to 1.0 or less	1.8
Secured debt to Capitalization	50% or less	24%
Total senior debt to Capitalization	55% or less	31%

For the three months ended March 31, 2009, Harvest’s average interest rate on advances under the Credit Facility was 2.01% (2008 – 4.83%).

8.	Convertible Debentures

At March 31, 2009, Harvest had seven series of Convertible Unsecured Subordinated Debentures outstanding, the details of which have been outlined in Harvest’s consolidated financial statements for the year ended December 31, 2008.

The following table summarizes the face value, carrying amount and fair value of the Convertible Debentures:

	March 31, 2009			December 31, 2008
		Carrying			Carrying
	Face Value	Amount(1)	Fair Value	Face Value	Amount(1)	Fair Value
9% Debentures Due 2009	$944	$942	$944	$944 $	940	$984
8% Debentures Due 2009	1,588	1,578	1,588	1,588	1,573	1,540
6.5% Debentures Due 2010	37,062	35,577	27,797	37,062	35,387	29,650
6.4% Debentures Due 2012	174,626	169,745	73,884	174,626	169,455	75,089
7.25% Debentures Due 2013	379,256	359,412	157,202	379,256	358,533	166,835
7.25% Debentures Due 2014	73,222	67,766	35,842	73,222	67,549	36,611
7.5% Debentures Due 2015	250,000	195,737	105,000	250,000	194,322	107,500
	$916,698	$830,757	$402,257	$916,698 $	827,759	$418,209

(1) Excluding the equity component.

9.	Unitholders' Capital

	(a)	Authorized
The authorized capital consists of an unlimited number of Trust Units.

	(b)	Number of Units Issued

	Three months ended March 31
	2009	2008
Outstanding, beginning of period	157,200,701	148,291,170
Convertible debenture conversions
9% Debentures Due 2009	-	505
8% Debentures Due 2009	-	1,928
10.5% Debentures Due 2008	-	344
Redemption of convertible debentures
10.5% Debentures Due 2008	-	1,166,593
Distribution reinvestment plan issuance	4,252,949	1,637,601
Exercise of unit appreciation rights and other	55,297	37,583
Outstanding, end of period	161,508,947	151,135,724

(c)	Per Trust Unit Information

The following tables summarize the net income and Trust Units used in calculating income per Trust Unit:

Net income adjustments	March 31, 2009	March 31, 2008
Net income (loss), basic	$56,864	$(346)
Interest on Convertible Debentures	23	-
Net income (loss), diluted(1)	$56,887	$(346)

Weighted average Trust Units adjustments	March 31, 2009	March 31, 2008
Number of Units
Weighted average Trust Units outstanding, basic	158,892,410	149,899,484
Effect of Convertible Debentures	68,159	-
Effect of Employee Unit Incentive Plans	-	-
Weighted average Trust Units outstanding, diluted(2)	158,960,569	149,899,484

(1)

Net income (loss), diluted excludes the impact of the conversions of certain of the Convertible Debentures of $19.1 million for the three months ended March 31, 2009 (2008 - $13.3 million) as the impact would be anti-dilutive.

(2)

Weighted average Trust Units outstanding, diluted for the three months ended March 31, 2009 does not include the unit impact of 28,679,854 for certain of the Convertible Debentures (2008 – 20,031,150) and nil (2008 – 121,294) for the Employee Unit Incentive Plans as the impact would be anti-dilutive.

10.	Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan
The following summarizes the Trust Units reserved for issuance under the Trust Unit Rights Incentive Plan:

	March 31, 2009		December 31, 2008
	Unit	Weighted	Unit	Weighted
	Appreciation	Average Exercise	Appreciation	Average Exercise
	Rights	Price	Rights	Price
Outstanding, beginning of period	8,037,466	$21.19	3,823,683	$30.74
Granted	72,400	9.87	5,244,102	15.68
Exercised	(2,500)	18.90	(68,675)	25.67
Forfeited	(292,793)	23.59	(961,644)	28.80
Outstanding before exercise price reductions	7,814,573	21.02	8,037,466	21.19
Exercise price reductions	-	(5.00)	-	(4.45)
Outstanding, end of period	7,814,573	16.02	8,037,466	16.74
Exercisable before exercise price reductions	16,750	$15.18	85,200	$22.60
Exercise price reductions	-	(15.04)	-	(15.49)
Exercisable, end of period	16,750	$0.14	85,200	$7.11

The following table summarizes information about Unit Appreciation Rights outstanding at March 31, 2009.

		Outstanding			Exercisable
			Weighted			Weighted
			Average			Average
Exercise Price	Exercise Price		Exercise Price	Remaining		Exercise Price
before price	net of price	At March 31,	net of price	Contractual	At March 31,	net of price
reductions	reductions	2009	reductions(1)	Life (1)	2009 (2)	reductions(1)
$9.31 - $12.51	$8.84 - $11.56	3,147,400	$ 9.73	4.7	-	$ -
$14.99 - $18.63	$0.01 - $17.08	48,100	10.95	3.1	16,250	0.01
$19.29 - $25.37	$4.22 - $22.83	1,863,840	19.32	3.8	500	4.22
$26.09 - $31.96	$14.58 - $24.90	1,439,183	18.05	2.8	-	-
$32.01 - $37.56	$18.48 - $28.14	1,316,050	24.34	2.1	-	-
$9.31 - $37.56	$0.01 - $28.14	7,814,573	$ 16.02	3.7	16,750	$ 0.14

(1)	Based on weighted average Unit Appreciation Rights outstanding.
(2)	Excludes vested Unit Appreciation Rights that are out-of-the money at period end.

Unit Award Incentive Plan (“Unit Award Plan”)
The following table summarizes the Trust Units reserved for issuance under the Unit Award Incentive Plan:

Number	March 31, 2009	December 31, 2008

Outstanding, beginning of period	659,137	348,248
Granted	5,002	390,274
Adjusted for distributions	46,851	75,310
Exercised	(42,236)	(121,776)
Forfeitures	(12,771)	(32,919)
Outstanding, end of period	655,983	659,137
Exercisable, end of period	254,694	238,817

Harvest has recognized a compensation recovery of $1.3 million (2008 – expense of $3.6 million), including a non cash compensation recovery of $1.5 million (2008 – expense of $3.1 million), for the three months ended March 31, 2009, related to the Trust Unit Rights Incentive Plan and the Unit Award Plan and this is reflected in general and administrative expense in the consolidated statements of income.

11.	Employee Future Benefit Plans

Defined Benefit Plans

The table below shows the components of the net benefit plan expense:

	Three months ended		Three months ended
	March 31, 2009		March 31, 2008
	Pension Plans	Other Benefit Plans	Pension Plans	Other Benefit Plans
Current service cost	$295	$54	$839	$92
Interest costs	774	98	667	87
Expected return on assets	(660)	-	(698)	-
Amortization of net actuarial gains	(2)	-	-	-
Net benefit plan expense	$407	$152	$808	$179

12.	Financial Instruments and risk management contracts

Harvest is exposed to market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable and counterparties to price risk management contracts and to liquidity risk relating to our debt. The Trust’s financial risk exposure and risk management strategies have not changed significantly from those described in the consolidated financial statements for the year ended December 31, 2008 in Note 20 as filed on SEDAR at www.sedar.com.

Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, cash distribution payable, a credit facility, risk management contracts, Convertible Debentures and the 7 7/8 % Senior Notes.

At March 31, 2009, the net fair value reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $25.7 million (December 31, 2008 - $35.9 million), which was included in the balance sheet as follows: fair value of risk management contracts (current assets) $25.7 million, fair value deficiency of risk management contracts (current liabilities) $38,000.

The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at March 31, 2009:

Quantity	Type of Contract	Term	Average Price	Fair value
Refined Product Price Risk Management
12,000 bbl/d	NYMEX heating oil 3-way contract	Jan. 09 – Jun. 09	US$72.59 - $98.73 ($86.52)(a) (c)	$ 17,837
8,000 bbl/d	Platt’s fuel oil 3-way contract	Jan. 09 – Jun. 09	US$49.75 - $65.89 ($57.38)(b)	5,738
				$ 23,575
Natural Gas Price Risk Management
251 GJ/d	Fixed price – natural gas contract	Jan. 09 – Dec. 09	Cdn$3.48(d)	$ (38)
Electricity Price Risk Management
10 MWh	Electricity price swap contracts	Apr. 09 – Dec. 09	Cdn $61.90	$ 36
Currency Exchange Rate Risk Management
$10,000,000/month	U.S./Cdn dollar exchange rate swap	Jul. 09 – Sep. 09	1.279 Cdn/U.S.	$ 603
$5,000,000/month	U.S./Cdn dollar exchange rate swap	Jul. 09 – Dec. 09	1.288 Cdn/U.S.	879
$10,000,000/month	U.S./Cdn dollar exchange rate swap	Oct. 09 – Dec. 09	1.279 Cdn/U.S.	606
				$ 2,088
Total net fair value of risk management contracts				$ 25,661
.
(a)

If the market price is below the floor price of $72.59, the price received is market price plus $13.93; if the market price is between the floor price of $72.59 and $86.52, the price received is $86.52; if the market price is between $86.52 and the ceiling of $98.73, the price received is market price; if the market price is over the ceiling of $98.73, price received is $98.73.

(b)

If the market price is below the floor of $49.75, the price received is market price plus $7.63; if the market price is between the floor price of $49.75 and $57.38, the price received is $57.38; if the market price is between $57.38 and the ceiling of $65.89, the price received is market price; if the market price is over the ceiling of $65.89, the price received is $65.89.

(c)	Heating oil contracts are contracted in U.S. dollars per U.S. gallon and are presented in this table in U.S. dollars per barrel for comparative purposes (1 barrel equals 42 U.S. gallons).
(d)	This contract contains an annual escalation factor such that the fixed price is adjusted each year.

For the three months ended March 31, 2009, the total unrealized loss recognized in the consolidated statement of income and comprehensive income was $10.2 million (2008 - $60.9 million), which represents the change in fair value of financial assets and liabilities classified as held for trading. The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

13.	Segment Information

Harvest operates in Canada and has two reportable operating segments, Upstream and Downstream. Harvest’s upstream operations consist of development, production and subsequent sale of petroleum, natural gas and natural gas liquids, while its downstream operations include the purchase of crude oil, the refining of crude oil, the sale of refined products including a network of retail operations and the supply of refined products to commercial and wholesale customers.

Results of Continuing Operations
	Downstream(1)		Upstream(1)		Total
	Three months ended March 31		Three months ended March 31		Three months ended March 31
	2009	2008	2009	2008	2009	2008
Revenue(2)	$572,704	$1,062,419	$182,920	$377,333	$755,624	$1,439,752
Royalties	-	-	(24,529)	(62,400)	(24,529)	(62,400)
Less:
Purchased products for resale and processing	381,837	959,992	-	-	381,837	959,992
Operating	44,775	69,022	75,335	72,323	120,110	141,345
Transportation and marketing	2,979	8,597	2,932	3,025	5,911	11,622
General and administrative	355	568	7,394	11,909	7,749	12,477
Depletion, depreciation, amortization and accretion	22,184	16,500	117,012	114,425	139,196	130,925
	$120,574	$7,740	$(44,282)	$113,251	76,292	120,991

Realized net gains (losses) on risk management contracts					25,542	(36,294)
Unrealized net losses on risk management contracts					(10,191)	(60,858)
Interest and other financing charges on short term debt, net					(60)	(201)
Interest and other financing charges on long term debt					(32,592)	(35,103)
Currency exchange loss					(98)	(10,665)
Large corporations tax and other tax					(19)	(50)
Future income tax (expense) recovery					(2,010)	21,834
Net income (loss)					$56,864	$(346)

Total Assets(3)	$1,831,039	$1,592,586	$3,928,531	$3,962,295	$5,785,269	$5,574,528

Capital Expenditures
Development and other activity	$6,904	$6,027	$108,710	$79,571	$115,614	$85,598
Property acquisitions (dispositions), net	-	-	675	185	675	185
Total expenditures	$6,904	$6,027	$109,385	$79,756	$116,289	$85,783

Property, plant and equipment
Cost	$1,553,268	$1,211,860	$4,820,212	$4,327,478	$6,373,480	$5,539,338
Less: Accumulated depletion, depreciation, amortization and accretion	(189,303)	(90,206)	(1,683,406)	(1,252,173)	(1,872,709)	(1,342,379)
Net book value	$1,363,965	$1,121,654	$3,136,806	$3,075,305	$4,500,771	$4,196,959

Goodwill
Beginning of period	$216,230	$175,984	$677,611	$676,794	$893,841	$852,778
Addition to goodwill	7,687	6,249	-	-	7,687	6,249
End of period	$223,917	$182,233	$677,611	$676,794	$901,528	$859,027

(1)	Accounting policies for segments are the same as those described in the consolidated financial statements for the year ended December 31, 2008 in Note 2 as filed on SEDAR at www.sedar.com.
(2)

Of the total downstream revenue for the three months ended March 31, 2009, two customers represent sales of $366.8 million and $98.1 million respectively (2008 - $800.9 million and $98.9 million). No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3)	Total Assets on a consolidated basis includes $25.7 million (2008 – $19.6 million) relating to the fair value of risk management contracts.
(4)	There is no intersegment activity.

14.	Commitments, Contingencies and Guarantees

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on Harvest’s reported financial position or results from operations.

The following are the significant commitments and contingencies at March 31, 2009:

(a)	Canada Revenue Agency Assessment

In January 2009, Canada Revenue Agency issued a Notice of Reassessment to Harvest Energy Trust in respect of its 2002 through 2004 taxation years claiming past taxes, interest and penalties totaling $6.2 million. The CRA has adjusted Harvest Energy Trust’s taxable income to include their net profits interest royalty income on an accrual basis whereas the tax returns had reported this revenue on a cash basis. A Notice of Objection has been filed with CRA requesting the adjustments to an accrual basis be reversed. The Harvest Energy Trust 2005 tax return has also been prepared on a cash basis for royalty income with no taxes payable and, if reassessed by CRA on a similar basis, there would have been approximately $40 million of taxes owing. The Harvest Energy Trust 2006 tax return has been prepared on an accrual basis including incremental payments required to align the prior year’s cash basis of reporting with no taxes payable. Management along with our legal advisors believe the CRA has not properly applied the provisions of the Income Tax Act (Canada) that entitle income from a royalty to be included in taxable income on a cash basis and that the dispute will be resolved with no taxes payable by Harvest Energy Trust.

The following is a summary of Harvest’s contractual obligations and commitments as at March 31, 2009:

	Payments Due by Period
	2009	2010	2011	2012	2013	Thereafter	Total
Debt repayments (1)	-	1,233,843	315,325	-	-	-	1,549,168
Debt interest payments(2)	80,507	95,436	82,256	60,838	44,549	27,299	390,885
Capital commitments(3)	39,535	-	-	-	-	-	39,535
Operating leases(4)	5,935	7,143	6,194	2,324	566	566	22,728
Pension contributions(5)	5,700	7,038	7,179	7,322	7,469	7,618	42,326
Transportation agreements(6)	2,675	2,678	952	551	189	-	7,045
Feedstock commitments(7)	246,159	-	-	-	-	-	246,159
Contractual obligations	380,511	1,346,138	411,906	71,035	52,773	35,483	2,297,846

(1)	Assumes that the outstanding Convertible Debentures either convert at the holders’ option for Units or are redeemed for Units at Harvest’s option.
(2)	Interest determined on bank loan balance using the rate effective at period end and by using the period end U.S. dollar exchange rate for the Senior Notes.
(3)	Relating to drilling contracts, AFE commitments, equipment rental contracts and environmental capital projects.
(4)	Relating to building and automobile leases.
(5)	Relating to expected contributions for employee benefit plans [see Note 11].
(6)	Relating to oil and natural gas pipeline transportation agreements.
(7)

Relating to crude oil feedstock purchases and related transportation costs. North Atlantic has a Supply and Offtake Agreement with Vitol Refining S.A. This agreement, which continues on a monthly basis with a mutual six months termination notice period, provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol Refining S.A. and that Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery.

15.	Subsequent Events

Subsequent to March 31, 2009, Harvest declared a distribution of $0.05 per unit for Unitholders of record on April 22, 2009 and May 28, 2009.

16.	Comparatives

Certain comparative figures have been reclassified to conform to the current period’s presentation.